Mail Stop 4561

January 3, 2006

David H. Gill
President and Chief Executive Officer
Henry County Bancshares, Inc.
4806 N. Henry Boulevard
Stockbridge, GA  30281

      Re:	Henry County Bancshares, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Schedule 14A filed March 16, 2005
File No. 000-49789

Dear Mr. Gill:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,


								Paul Cline
								Senior Accountant